Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

February 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Scott W. Lee

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust

File Nos. 333-221046; 811-23304

Responses to Comments on Post-Effective Amendment No. 94

Dear Mr. Lee:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on January 19, 2021, regarding Post-Effective Amendment No. 94 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 95 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on December 1, 2020 to register a new series of the Trust called the Invesco International Developed Dynamic Multifactor ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please update the disclosure provided on the cover page of the Prospectus pursuant to Rule 30e-3 under the 1940 Act.

	Response:	We have updated the cover page by removing the disclosure pursuant to Rule 30e-3 as it is no longer required.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

2.	Comment:	In the summary prospectus section “Principal Investment Strategies,” the disclosure states that the Underlying Index “consists of one of four pre-determined factor configurations that emphasize a subset” of five investment style factors: value, momentum, quality, low volatility and size. Please clarify the disclosure to explain whether the five factors are the same as those four configurations and, if they differ, please further describe those five factors and how they correspond to the four configurations.

Response:

We have revised the disclosure in the “Principal Investment Strategies” section pursuant to the staff’s request. The disclosure under that heading now reads as follows:

The Fund generally will invest at least 80% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, FTSE International Limited (“FTSE” or the “Index Provider”) compiles and maintains the Underlying Index, which is an index of foreign equity securities designed to reflect a dynamic combination of “factor investing” strategies that, in the view of the Index Provider, have historically outperformed other factors during various parts of the economic cycle. The Underlying Index’s universe of investable stocks are taken from the FTSE Developed ex US Index (the “Parent Index”), which comprises large-capitalization (85%) and mid-capitalization (15%) stocks of companies located in 24 developed market countries around the world, excluding the United States. The Parent Index is derived from the FTSE Global Equity Index Series (GEIS), which covers 98% of the world’s investable market capitalization.

A factor is a stock characteristic that is associated with a security’s risk and return profile (e.g., high quality, high momentum or low volatility). The Underlying Index’s rules-based framework seeks to identify equity securities that tend to exhibit various investment factors to a greater extent than the overall market, depending on the overall economic environment. The Underlying Index emphasizes investments that exhibit the following factors: low volatility, momentum, quality, size and value. At any given time, depending on the current stage of the economic cycle of the overall market, the Underlying Index will target different subsets (that is, two or three) of those five factors (referred to as “factor configurations”). The Underlying Index is designed to utilize factor configurations that, in the view of the Index Provider, have historically outperformed other factors in certain stages of the economic cycle. The specific factor configurations used by the Underlying Index will change depending on which of the following four stages of the economic cycle currently is prevalent: recovery, expansion, slowdown and contraction. These four stages are defined as follows:

•  Recovery: when growth is below trend but accelerating.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

•  Expansion: when growth is above trend and accelerating.

•  Slowdown: when growth is above trend but decelerating.

•  Contraction: when growth is below trend and decelerating.

Invesco Indexing LLC (“Invesco Indexing”) identifies which stage of the economic cycle it currently believes the market to be in evaluating leading economic indicators and information regarding global risk appetite (such as manufacturing business surveys, labor market conditions, monetary conditions and consumer sentiment surveys). Each month, Invesco Indexing informs the Index Provider on the current stage of the economic cycle, and the Index Provider uses that information to determine the appropriate factor configuration for the Underlying Index during that month. Each of the four stages is correlated to a specific, predetermined factor configuration. For example, the Underlying Index will emphasize exposure to equity securities that exhibit size and value factors during the recovery stage; size, value and momentum factors during the expansion stage; volatility and quality factors during the slowdown stage; and momentum, quality and volatility factors during the contraction stage.

To determine which securities within the Parent Index are eligible for inclusion in the Underlying Index in a given factor configuration, each constituent in the Parent Index is assigned a multi-factor score based on the extent to which the security exhibits a factor relative to the other constituents in the Parent Index. The multi-factor score is the product of the security’s individual factor scores, each of which is calculated based on certain aspects of the issuer, as set forth below.

•  Value. A company’s value factor score is based on an equally-weighted composite of cash flow yield, earnings yield, and sales to price ratio, calculated based on the company’s total market capitalization and information reported in the company’s most recent annual financial statement as of the last business day of the prior month.

•  Momentum. A company’s momentum factor score is based on historical total return over the 11 months ending on the last business day of the prior month.

•  Quality. A company’s quality factor score is based on a composite of three measures of profitability (return on assets, change in asset turnover and accruals) and a single measure of leverage, calculated based on information reported in the company’s most recent annual financial statement.

•  Low Volatility. A company’s volatility factor score is based on the standard deviation of weekly total returns to a company’s stock price over the trailing five years ending on the last business day of the prior month.

•  Size. A company’s size factor score is based on total market capitalization as of the last business day of the prior month.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

An initial weight for each security is determined from the product of the security’s multi-factor score and its weight in the Parent Index. The Underlying Index’s methodology will exclude securities from the Underlying Index if their relevant factor characteristics fall below certain relative thresholds, as set forth in the methodology rules of the Underlying Index, or if their adjusted weights fall below a certain de minimis amount (0.02%). Finally, a maximum security weight limit is applied to ensure no security weight exceeds a fixed level (5%).

The Underlying Index is sponsored by the Index Provider, which is unaffiliated with the Fund, Invesco Indexing or Invesco Capital Management LLC, the Fund’s investment adviser (the “Adviser”). However, since Invesco Indexing provides the Index Provider with monthly data relating to the stage of the economic cycle, Invesco Indexing may also be deemed a creator and sponsor of the Underlying Index. Invesco Indexing is affiliated with the Adviser and Invesco Distributors, Inc., the Fund’s distributor (the “Distributor”).

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

3.	Comment:	In the same section cited in comment no. 2, the disclosure includes a discussion of how “each constituent in the Parent Index is assigned a multi-factor score based on the extent to which the constituent exhibits greater characteristics of the relevant factors (for example, size and value), relative to the other constituents in the Parent Index.” Please use consistent terms that are distinct from each other to describe the different elements of the strategy. Distinguish between the categories and factors described in the disclosure and provide a better explanation of how they work together. Also, please clarify that the phrase “relevant factors” means the relevant style factors in the disclosure cited in comment no. 2.

	Response:	We have revised the disclosure cited by the staff to clarify those points and use consistent terminology throughout. The use of the term “factors” refer to the five types of investments that the Underlying Index will emphasize in its composition (i.e., momentum, volatility, size, quality and value). The use of the term “stages” refers to the four stages of the economic cycle (e.g., expansion, contraction, slowdown or recovery), which informs which factors will be emphasized in a given market climate. The amended language is included in response to comment no. 2.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

4.	Comment:	Please provide a completed fee table for the Fund, as required by Item 3 of Form N-1A. Please confirm whether the Fund charges a shareholder fee and, if so, please include that information in the fee table. We note that the Fund appears to have a fee waiver; please confirm that the fee waiver remains in effect and if applicable, reflect that information in the fee table and a corresponding footnote.

	Response:	A completed fee table for the Fund is contained in Appendix A to this letter. We confirm that the Fund will not charge a shareholder fee; consequently, since the “Shareholder Fees” portion of the fee table is inapplicable to this Fund, we have excluded that portion of the fee table from the Prospectus, as permitted by Form N-1A. Additionally, we hereby confirm that the fee waiver disclosed in the statutory portion of the Prospectus under the heading “Advisory Fees” remains in effect through at least August 31, 2022. However, based on the estimated expenses of the Fund at the commencement of its operations, and the fact that the Fund is not expected to incur acquired fund fees and expenses that are subject to the waiver in an amount that will require the addition of a line item to the fee table pursuant to the instructions in Item 3 of Form N-1A, the information about the fee waiver is not required to be disclosed in the fee table at this time.

5.	Comment:	The disclosure in the “Principal Investment Strategies” section of the summary prospectus states that the “factor configuration that comprises the Underlying Index will vary with different economic cycles and overall market conditions, as reflected in one of the following four categories: expansion, slowdown, contraction and recovery.” Please further disclose which of the five investment styles will make up each of these factor considerations.

	Response:	The Underlying Index methodology associates a subset of the five investment factors (that is, two or three factors out of five) with a given stage of the economic cycle. Specifically, securities exhibiting size and value factors are emphasized in the recovery stage; size, value and momentum are emphasized in the expansion stage; volatility and quality are emphasized in the slowdown stage; and momentum, quality and volatility are emphasized in the contraction stage. We have added this information to the disclosure in the prospectus, as set forth in response to comment no. 2.

6.	Comment:	Please revise the disclosure, using plain English, to explain the data signal cited in the “Principal Investment Strategies” section of the summary prospectus.

	Response:	The data signal provided by Invesco Indexing is designed to notify the Index Provider of which of the four stages of the economic cycle is in effect, based on Invesco Indexing’s evaluation of current market indicators. Using that signal, the Index Provider constructs the Underlying Index emphasizing the factors that correspond to the applicable stage, as stated in response to comment no. 5. We have revised the disclosure to clarify this point, as set forth in response to comment no. 2.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

7.	Comment:	The “Principal Investment Strategies” section discloses that the weight for each component security of the Underlying Index is adjusted “to ensure that each constituent and the Underlying Index as a whole satisfy certain constraints with respect to industry exposure, maximum security weights and minimum security weights, as compared to the Parent Index.” In the statutory section of the Prospectus, please further explain those “certain constraints.”

	Response:	We have revised the disclosure to note the certain weighting rules of the Underlying Index. That information is contained in the disclosure provided in response to comment no. 2.

8.	Comment:

The “Principal Investment Strategies” section states that securities in the Parent Index are excluded from the Underlying Index “if their relevant factor characteristics fall below an algorithmically-determined threshold, or if their adjusted weights fall below a certain de minimis amount.” With respect to this disclosure:

•  Please revise the language, using plain English, to explain how the Underlying Index methodology determines if a security is included or excluded.

•  Please describe the “algorithmically-determined” threshold.

	Response:	Please see the revised disclosure provided in response to comment no. 2. We note that the thresholds that determine whether a security remains eligible to be included within a given factor are relative, based on the overall factor score of a given security compared to the factor scores of the other securities within the investable universe of the Parent Index.

9.	Comment:	With respect to the disclosure cited in comment no. 8, please explain and quantify the “de minimis amount.”

	Response:	We have disclosed the de minimis amount in response to comment no. 2.

10.	Comment:	The “Principal Investment Strategies” section discloses that the Fund “generally will invest at least 80% of its total assets in components of the Underlying Index.” Please also disclose in this section of the summary prospectus the instruments and securities that the Fund intends to invest in with the remaining 20% of its assets.

	Response:	Under normal market conditions, as disclosed in the Prospectus, the Fund seeks to be fully invested in the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. As set forth in the Prospectus, the Fund’s Adviser seeks correlation over time of 0.95 or better between the Fund’s performance and the performance of its Underlying Index, meaning that the Fund normally will invest more than 95% of its assets in components of the Underlying Index, well beyond the 80% minimum threshold. Because the Fund will invest a large percentage of its assets in the components of its Underlying Index, the Fund does not anticipate its investment in the

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

securities and instruments disclosed in the “Non-Principal Investment Strategies” section to constitute a material portion of its portfolio at any given time. Therefore, the Fund believes that its disclosure of those instruments is appropriately placed in the “Non-Principal Investment Strategies” section of the prospectus, rather than being included in the summary prospectus. The Fund therefore respectfully declines to make the revision requested by the staff.

11.	Comment:	We note that the “Principal Investment Strategies” section discloses that “a maximum security weight limit is applied to ensure no security weight [in the Underlying Index] exceeds a fixed level.” Please explain and quantify that fixed level.

	Response:	We have revised the disclosure to disclose the weighting rules of the Underlying Index. That information is contained in response to comment no. 2.

12.	Comment:	The “Principal Investment Strategies” section discloses that, as of September 30, 2020, the Underlying Index was comprised of 566 securities with market capitalizations ranging from $178.1 million to $14.5 billion. Please update that information as of a more recent date. Please also consider disclosing the predetermined factor configuration of the Underlying Index as of that same date.

	Response:	We have updated information about the Underlying Index as of January 31, 2021. We respectfully decline to disclose the predetermined factor configuration, given that such information changes monthly and is proprietary, commercial information provided by Invesco Indexing to the Index Provider.

13.	Comment:	We note the following disclosure in the Prospectus: “Invesco Indexing LLC will provide certain data to the Index Provider...” Please explain supplementally what is meant by the term “certain data.”

	Response:	The “certain data” refers to the stage of the economic cycle (i.e., recovery, expansion, slowdown or contraction), as determined by Invesco Indexing based on its evaluation of various market indicators (all as disclosed in the response to comment no. 2). The Index Provider uses that information to determine the factor configuration for the Underlying Index.

14.	Comment:

We note the following disclosure in the Prospectus: “Since Invesco Indexing provides data to the Index Provider, Invesco Indexing may be deemed a creator and sponsor of the Underlying Index.” In light of that disclosure:

•  Please explain how the Underlying Index is constructed (i.e., is it a collaboration with FTSE, or is it developed by Invesco Indexing and serviced by FTSE?

•  Please address supplementally whether the Fund’s adviser or Invesco Indexing plays any role with respect to the Underlying Index other than Invesco Indexing’s role providing the data signal to the Index Provider.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

	Response:	The Underlying Index is developed and constructed by FTSE, and FTSE is solely responsible for the administration and calculation of the Underlying Index. Invesco Indexing’s only role is limited to determining the stage of the economic cycle and providing that information to FTSE in the form of a data signal that FTSE then utilizes in constructing the specific constituents of the Underlying Index. The Adviser is not affiliated with the Index Provider and has no role in Invesco Indexing’s provision of data signals to the Index Provider and has no role in any other facet of the Underlying Index.

15.	Comment:	Please disclose if the Underlying Index currently concentrates in any industry or group of industries.

	Response:	We note that the Underlying Index does not seek to concentrate in any specific industry or group of industries as part of its methodology. However, in following its methodology, the Underlying Index (and consequently, the Fund) may be concentrated in an industry or group of industries. Currently, the Underlying Index is not so concentrated. However, should the Underlying Index be concentrated in any industry or group of industries, the Fund will include relevant disclosure in the prospectus discussing the risks of such concentration.

16.	Comment:	In the sections “Summary Information—Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund,” please consider rearranging the order in which the principal risks are presented to prioritize those that are most likely to adversely affect the Fund’s NAV, yield and total return.

	Response:	We have revised the order in which the risks are presented in those sections, in accordance with the staff’s request.

17.	Comment:	We note that the Prospectus states that the Underlying Index includes securities from the United Kingdom (among other developed countries). Accordingly, please consider including Brexit risk disclosure within the existing discussion of “Market Risk” in the summary prospectus.

	Response:	The Fund believes that the exposure to the United Kingdom is limited, such that risks associated with Brexit do not constitute principal risks of the Fund. However, we have included additional disclosure in the statutory portion of the prospectus addressing the risk of geographic concentration within the Underlying Index. As part of that disclosure, we have disclosed risks related specifically to Brexit.

18.	Comment:	Please confirm that Peter Hubbard is primarily and jointly responsible for the day to day management of the Fund.

Response:

We confirm that Peter Hubbard is jointly and primarily responsible, with the other listed portfolio managers, for the day-to-day management of the Fund. In addition, we have revised the disclosure under the statutory prospectus section titled “Management of the Fund—Portfolio Managers” to clarify this point:

In this capacity, Mr. Hubbard oversees a team of portfolio managers (collectively with Mr. Hubbard, the “Portfolio Managers”) who are jointly and primarily responsible for the day-to-day management of the Fund.

U.S. Securities and Exchange Commission

Mr. Scott W. Lee

February 10, 2021

19.	Comment:	In the summary prospectus chart listing the portfolio managers, please disclose the month and year that each portfolio manager began managing the Fund.

	Response:	We have updated the disclosure to state that each portfolio manager began managing the Fund in February 2021.

20.	Comment:	Please clarify that the Fund at times may employ a sampling technique in seeking to track its underlying index.

	Response:	As noted in the statutory portion of the Prospectus under the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund generally invests in all of the securities comprising its Underlying Index in proportion to the weightings of the securities in the Underlying Index. However, under various circumstances, when it may not be possible or practicable to purchase all of those securities in those same weightings, the Fund may utilize a sampling technique in seeking to track the Underlying Index.

*                *                 *                *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (314) 971-3985 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ William McAllister
William McAllister Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.34%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.34%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$35	$109